Exhibit 10.1

Confidential

May 18, 2021

Mr. J. Daniel Plants

Via Email: jdplants@vocecapital.com

Dear Mr. Plants:

It is with great pleasure that I and the Board of Directors of Cutera, Inc. (the “Board”) would like to extend you an offer to join Cutera, Inc. (the “Company” or “Cutera”). It is our belief that your industry knowledge, extensive experience, and proven skills will favorably contribute to the future of Cutera.

We are offering you the position of Executive Chairman of the Board of Directors. It is intended that you serve a two-year fixed term. At its option, the Board may choose to extend the term for an additional year. We would like a start date of May 19, 2021.

Your compensation package will include the following:

1)

Annual salary of $250,000, payable to you semi-monthly at $10,416.66 per pay period, in accordance with the Company’s standard payroll practices, and less applicable payroll and tax deductions. You should note that the Company may modify job titles, salaries and benefits from time to time as it deems necessary.

2)	Participation in Company Bonus Plans:

a)

Discretionary Management Bonus Plan at a $100,000 target level. This plan is discretionary and for each calendar year, beginning with calendar year 2021, will be based on the Annual Bonus Plan as approved by the Board. The 2021 bonus will be prorated for the portion of the calendar year 2021 during which you are employed with the Company.

b)

The existence and amount paid, if any, under these discretionary plans will at all times remain subject to Cutera’s sole discretion and any payment ever made under these discretionary plans do not guarantee any further payment.

3)	Annual Equity Compensation: Subject to approval of the Board or the Compensation Committee, the Company will grant you the opportunity to earn an Annual Equity award valued at $250,000 as follows:

a)	2021 Annual Equity Grant:

i) Restricted Stock Units (“RSUs”): RSUs for a number of shares of the Company’s common stock equivalent to $125,000 in value on the date of grant, divided by the volume weighted average stock price of the Company’s common stock over the fifty (50), consecutive, trading days immediately preceding (and exclusive of) the grant date of the RSUs). These RSUs will be scheduled to vest generally over a three-year period, commencing the RSUs’ date of grant, based on your continued service with the Company, including as a director on the Board (a “Director”), employee or consultant, through the applicable vesting dates as determined by the Board.

ii) Performance Stock Units (“PSUs”): PSUs for a number of shares of the Company’s common stock equivalent to $125,000 in value on the date of grant divided by the volume weighted average stock price of the Company’s common stock over the fifty (50), consecutive, trading days immediately preceding (and exclusive of) the grant date of the PSUs). Vesting of PSUs shall be contingent on the achievement of certain Company performance goals to be established by the Board for each year and continued service, including as a Director, employee or consultant, through applicable dates established by the Board. The PSUs will vest 100% after one-year following achievement of the Company performance goals, based on your continued service, including as a Director, employee or consultant, with the Company through the applicable vesting dates as determined by the Board.

All equity compensation shall be subject to the terms and conditions of the Company’s 2019 Equity Incentive Plan and Stock Option Agreement. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant confer any right to continue vesting or employment.

4)

Change of Control and Severance Agreement (the “Severance Agreement”): Along with this offer letter we have included an agreement that sets forth the detailed benefits that you may become entitled to receive in the event of a termination of your employment under certain circumstances, which will become effective on your Start Date.

5)

Employment Eligibility Verification: For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

6)	Benefits: The Company provides competitive benefits including medical, dental, vision, EAP, flexible spending, 401(k) retirement savings, discounted Employee Stock Purchase Plan, and life insurance.

7)	Paid Time Off (PTO): You will be entitled to four (4) weeks of PTO per year (PTO hours are accrued per pay period) capped at six (6) weeks, in accordance with the Company’s PTO policy.

8)	Indemnification: You and the Company will sign the Company’s standard Indemnification Agreement, and the Company agrees to maintain reasonable D&O insurance covering your position.

9)

At Will Employment: You understand and acknowledge that your employment with the Company is for an unspecified duration and constitutes “at-will” employment. This means that the Company or you may terminate your employment relationship with the Company at any time, with or without cause and with or without notice. The at-will nature of this employment relationship cannot be modified except expressly in a signed writing by the Company’s Chief Executive Officer.

10)

Proprietary Information Agreement: As a condition of your employment, you must sign the Company’s standard Employee Proprietary Information Agreement. This offer letter, the Employee Proprietary Information Agreement and the Severance Agreement, constitute the entire agreement between the Company and you relating to your employment with the Company.

11)

Conflicting Obligations: We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. The Company acknowledges and agrees that you are currently employed by Voce Capital Management, LLC, and will continue in that role while working for the Company. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third party confidential information to the Company, including that of your former employer, and that in performing your duties for the Company you will not in any way utilize any such information.

This offer will remain open until 5:00 p.m. PST on May 19, 2021. I am confident that your enthusiasm and past experience will be an asset to our Company and that you will have a significant and positive impact on the organization. Please acknowledge your acceptance of this offer by signing below and emailing it to me at greg@gregoryabarrett.com by the stated deadline.

We are looking forward to your joining the Cutera team.

Sincerely,

/s/ Gregory A. Barrett

Gregory A. Barrett

Chairman Cutera Compensation Committee

on behalf of the Cutera Board of Directors

Cutera, Inc.

Offer Accepted By:

/s/ J. Daniel Plants	May 19, 2021
J. Daniel Plants	Date